March 27, 2007

Via EDGAR and FedEx

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549-7010

Attn: H. Roger Schwall, Division of Corporation Finance

Re:	Energy XXI (Bermuda) Limited

Amendment No. 1 to Registration Statement on Form S-1

Filed February 27, 2007

File No. 333-140916

Dear Mr. Schwall:

Energy XXI (Bermuda) Limited (the “Company”) is filing today, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement on Form S-1 (the “Registration Statement”). Enclosed herewith are five courtesy copies of Amendment No. 1.

Set forth below are the Company’s responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 23, 2007. For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.

General

1.	Please ensure consistency with respect to analogous disclosure in the Form 10, as amended on March 12, 2007 and the current S-1. We note for example that updated information regarding amendment to your credit facilities was provided in the Form 10 amendment filed on March 12, 2007. Please revise your disclosure in the S-1 to reflect any such updates and to provide consistency with respect to areas of the disclosure that are analogous in the Form S-1.

Response: In response to the Staff’s comment, the Registration Statement has been revised as requested.

Selling Stockholders, page 56

2.

Please revise this section to disclose the transactions whereby the selling stockholders purchased the shares that are registered for resale in this registration statement. For each of these transactions, please disclose the exemption from registration upon which you relied.

Securities and Exchange Commission

March 27, 2007

Response: In response to the Staff’s comment, the Registration Statement has been revised as requested.

3.	Consistent with the requirements of Item 601 (b) of Regulation S-K, please file the registration rights agreements entered into with the selling shareholders. We note that only one such registration rights agreement appears to have been filed as an exhibit and not all of the investors whose shares are being included on the current registration statement appear to have been party to the aforementioned registration rights agreement.

Response: The Company has filed the Registration Statement to fulfill its obligations under the Investor Rights Agreement dated October 13, 2005 among it and the investors named therein to register for resale the common stock underlying the Company’s warrants and unit purchase options issued as part of its initial public offering in October 2005. The Investor Rights Agreement was filed as Exhibit 4.1 to the Registration Statement. In preparing the Registration Statement the Company also decided to allow holders of the Company’s common stock to register for resale their holdings of common stock. The Company was under no obligation to do so and there is no applicable registration rights agreement regarding these investors. The Company confirms that there are no additional investor or registration rights agreements applicable to investors included in the Registration Statement.

4.	Please identify in the selling stockholder table the natural persons who exercise voting and/or investment power over each of the entities listed. Refer to Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the 1997 CF Manual of Publicly Available Telephone Interpretations.

Response: In response to the Staff’s comment, the Registration Statement has been revised as requested.

5.	Please disclose if any of the selling stockholders is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that a selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. If the selling stockholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.

Securities and Exchange Commission

March 27, 2007

Response: In response to the Staff’s comment, the selling stockholder table on page 58 of the Registration Statement has been revised as requested.

Undertakings

6.	Please provide all required undertakings. In this regard, we note that the undertakings required by Item 512(a)(5) were omitted.

Response: In response to the Staff’s comment, the Registration Statement has been revised as requested.

Securities and Exchange Commission

March 27, 2007

Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 1 to Mark Kelly at (713) 758-4592 or Jeff Starzec at (713) 758-3453.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ Jeff Starzec

Enclosures

Cc:	Mellissa Campbell Duru, Securities and Exchange Commission

Shannon Buskirk, Securities and Exchange Commission

April Sifford, Securities and Exchange Commission

Ron Winfrey, Securities and Exchange Commission

David West Griffin, Energy XXI (Bermuda) Limited